Exhibit 99.3

NUTRIEN LTD.

INTERIM FINANCIAL STATEMENTS AND NOTES

AS AT AND FOR THE THREE MONTHS ENDED

MARCH 31, 2026

Unaudited

Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Earnings

		Three Months Ended March 31

($ millions, except as otherwise noted)	Note	2026	2025

Sales	2, 8	6,046	5,100

Freight, transportation and distribution		244	226

Cost of goods sold		4,156	3,554

Gross Margin		1,646	1,320

Selling expenses		799	757

General and administrative expenses		164	152

Provincial mining taxes		90	68

Share-based compensation expense		116	42

Foreign exchange loss, net of related derivatives		3	7

Other expenses	3	114	68

Earnings Before Finance Costs and Income Taxes		360	226

Finance costs		176	179

Earnings Before Income Taxes		184	47

Income tax expense	4	45	28

Net Earnings		139	19

Attributable to

Equity holders of Nutrien		131	11

Non-controlling interest		8	8

Net Earnings		139	19

Net Earnings Per Share Attributable to Equity Holders of Nutrien (“EPS”)

Basic		0.27	0.02

Diluted		0.27	0.02

Weighted average shares outstanding for basic EPS		481,260,000	489,397,000

Weighted average shares outstanding for diluted EPS		481,647,000	489,540,000

Condensed Consolidated Statements of Comprehensive Income

		Three Months Ended March 31

($ millions, net of related income taxes)		2026	2025

Net Earnings		139	19

Other comprehensive income

Items that will not be reclassified to net earnings:

Net fair value loss on investments		-	(18)

Items that have been or may be subsequently reclassified to net earnings:

Gain on currency translation of foreign operations		72	39

Other		(6)	4

Other Comprehensive Income		66	25

Comprehensive Income		205	44

Attributable to

Equity holders of Nutrien		196	36

Non-controlling interest		9	8

Comprehensive Income		205	44

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited

Condensed Consolidated Statements of Cash Flows

		Three Months Ended March 31

($ millions)	Note	2026	2025

Operating Activities

Net earnings		139	19

Adjustments for:

Depreciation and amortization		606	571

Share-based compensation expense		116	42

Provision for deferred income tax		41	80

Net undistributed earnings of equity-accounted investees		(1)	(5)

Long-term income tax receivables and payables		(15)	(38)

Other long-term assets, liabilities and miscellaneous		27	5

Cash from operations before working capital changes		913	674

Changes in non-cash operating working capital:

Receivables		(530)	(143)

Inventories and prepaid expenses and other current assets		(991)	(1,274)

Trade, other payables and accrued liabilities		(243)	(339)

Cash Used in Operating Activities		(851)	(1,082)

Investing Activities

Capital expenditures[1]		(325)	(300)

Business acquisitions, net of cash acquired		(50)	(11)

Purchase of investments, held within three months, net		(8)	(16)

Purchase of investments		-	(2)

Proceeds from sale of investments		-	183

Net changes in non-cash working capital		(94)	(88)

Other		(10)	(9)

Cash Used in Investing Activities		(487)	(243)

Financing Activities

Proceeds from debt, maturing within three months, net		1,921	912

Proceeds from debt		-	998

Repayment of debt		(9)	(4)

Repayment of principal portion of lease liabilities		(100)	(110)

Dividends paid to Nutrien’s shareholders	7	(262)	(265)

Repurchase of common shares	7	(147)	(148)

Issuance of common shares		45	3

Other		(22)	(21)

Cash Provided by Financing Activities		1,426	1,365

Effect of Exchange Rate Changes on Cash and Cash Equivalents		1	2

Increase in Cash and Cash Equivalents		89	42

January 1, 2026 opening balance prior to restatement for amendments to IFRS 9	9	701	-

Adjustment on initial application of amendments to IFRS 9 on January 1, 2026	9	(13)	-

Cash and Cash Equivalents – Beginning of Period		688	853

Cash and Cash Equivalents – End of Period		777	895

Cash and cash equivalents is composed of:

Cash		712	828

Short-term investments		65	67

		777	895

Supplemental Cash Flows Information

Interest paid		148	132

Income taxes paid		37	7

Total cash outflow for leases		137	150

1 Includes additions to property, plant and equipment, and intangible assets for the three months ended March 31, 2026 of $299 million and $26 million (2025 – $279 million and $21 million).

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited

Condensed Consolidated Statements of Changes in Shareholders’ Equity

				Accumulated other comprehensive (loss) income (“AOCI”)

($ millions, inclusive of related tax, except as otherwise noted)	Number of common shares	Share capital	Contributed surplus	(Loss) gain on currency translation of foreign operations	Other	Total AOCI	Retained earnings	Equity holders of Nutrien	Non- controlling interest	Total equity

Balance – December 31, 2024	491,025,446	13,748	68	(537)	22	(515)	11,106	24,407	35	24,442

Net earnings	-	-	-	-	-	-	11	11	8	19

Other comprehensive income (loss)	-	-	-	39	(14)	25	-	25	-	25

Shares repurchased for cancellation (Note 7)	(2,862,814)	(80)	-	-	-	-	(69)	(149)	-	(149)

Dividends declared[1]	-	-	-	-	-	-	(266)	(266)	-	(266)

Non-controlling interest transactions	-	-	-	-	-	-	-	-	(11)	(11)

Effect of share-based compensation including issuance of common shares	59,751	3	1	-	-	-	-	4	-	4

Transfer of net gain on sale of investment	-	-	-	-	(27)	(27)	27	-	-	-

Transfer of net loss on cash flow hedges	-	-	-	-	6	6	-	6	-	6

Balance – March 31, 2025	488,222,383	13,671	69	(498)	(13)	(511)	10,809	24,038	32	24,070

Balance – December 31, 2025	481,962,233	13,519	57	(329)	-	(329)	12,076	25,323	42	25,365

Net earnings	-	-	-	-	-	-	131	131	8	139

Other comprehensive income (loss)	-	-	-	71	(6)	65	-	65	1	66

Shares repurchased for cancellation (Note 7)	(2,081,503)	(58)	-	-	-	-	(90)	(148)	-	(148)

Dividends declared[1]	-	-	-	-	-	-	(264)	(264)	-	(264)

Non-controlling interest transactions	-	-	-	-	-	-	-	-	(13)	(13)

Effect of share-based compensation including issuance of common shares	876,975	54	(8)	-	-	-	-	46	-	46

Transfer of net loss on cash flow hedges	-	-	-	-	1	1	-	1	-	1

Balance – March 31, 2026	480,757,705	13,515	49	(258)	(5)	(263)	11,853	25,154	38	25,192

1 During the three months ended March 31, 2026, we declared dividends of $0.55 per share (2025 - $0.545 per share).

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited

Condensed Consolidated Balance Sheets

		As at March 31		As at December 31

($ millions)	Note	2026	2025	2025

Assets

Current assets

Cash and cash equivalents		777	895	701

Receivables	8	6,284	5,612	5,675

Inventories		8,681	7,992	6,977

Prepaid expenses and other current assets		733	863	1,396

		16,475	15,362	14,749

Non-current assets

Property, plant and equipment		22,659	22,488	22,747

Goodwill		12,176	12,058	12,136

Intangible assets		1,621	1,791	1,667

Investments		146	495	144

Other assets		846	875	858

Total Assets		53,923	53,069	52,301

Liabilities

Current liabilities

Short-term debt	6	2,766	2,437	873

Current portion of long-term debt		1,036	1,038	513

Current portion of lease liabilities		362	364	346

Trade, other payables and accrued liabilities	8	9,137	8,752	9,309

		13,301	12,591	11,041

Non-current liabilities

Long-term debt		8,825	9,870	9,350

Lease liabilities		957	998	937

Deferred income tax liabilities		3,701	3,591	3,666

Pension and other post-retirement benefit liabilities		218	225	221

Asset retirement obligations and accrued environmental costs		1,478	1,528	1,468

Other non-current liabilities		251	196	253

Total Liabilities		28,731	28,999	26,936

Shareholders’ Equity

Share capital	7	13,515	13,671	13,519

Contributed surplus		49	69	57

Accumulated other comprehensive loss		(263)	(511)	(329)

Retained earnings		11,853	10,809	12,076

Equity holders of Nutrien		25,154	24,038	25,323

Non-controlling interest		38	32	42

Total Shareholders’ Equity		25,192	24,070	25,365

Total Liabilities and Shareholders’ Equity		53,923	53,069	52,301

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited

Notes to the Condensed Consolidated Financial Statements

As at and for the Three Months Ended March 31, 2026

Note 1 Basis of presentation

Nutrien Ltd. (collectively with its subsidiaries, “Nutrien”, “we”, “us”, “our” or “the Company”) is a leading global provider of crop inputs and services. We operate a world-class network of production, distribution and ag retail facilities that positions us to efficiently serve the needs of farmers.

These unaudited interim condensed consolidated financial statements (“interim financial statements”) are based on International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and have been prepared in accordance with IAS 34, “Interim Financial Reporting”. The accounting policies and methods of computation used in preparing these interim financial statements are materially consistent with those used in the preparation of our 2025 annual audited consolidated financial statements with the exception of the amendments to IFRS 9 and IFRS 7, Amendments to the Classification and Measurement of Financial Instruments, which were adopted effective January 1, 2026 (refer to Note 9). These interim financial statements include the accounts of Nutrien and its subsidiaries; however, they do not include all disclosures normally provided in annual audited consolidated financial statements and should be read in conjunction with our 2025 annual audited consolidated financial statements. These interim financial statements are presented in millions of US dollars, unless otherwise indicated, which is the functional currency of Nutrien and the majority of its subsidiaries.

Certain immaterial 2025 figures have been reclassified in Note 2 Segment information.

In management’s opinion, the interim financial statements include all adjustments necessary to fairly present such information in all material respects. Interim results are not necessarily indicative of the results expected for any other interim period or the fiscal year.

These interim financial statements were authorized by the Audit Committee of the Board of Directors for issue on May 6, 2026.

Note 2 Segment information

We have four reportable operating segments: Retail, Potash, Nitrogen and Phosphate. Our downstream Retail segment distributes crop nutrients, crop protection products, seed and merchandise, and provides agronomic application services and solutions, including the services offered through Nutrien Financial. Retail also manufactures and distributes proprietary products and provides services directly to farmers through a network of retail locations in North America, Australia and South America. Our upstream Potash, Nitrogen and Phosphate segments are differentiated by the chemical nutrient contained in the products that each segment produces and are supported by midstream activities, which include the global sales, freight, transportation and distribution of our products, which are reported within these segments, respectively. Potash freight, transportation and distribution costs only apply to our North American potash sales volumes. Sales reported under our Corporate and Others segment relates to our non-core businesses. EBITDA presented in the succeeding tables is calculated as net earnings (loss) before finance costs, income taxes, and depreciation and amortization.

Seasonality in our business results from increased demand for products during planting season. Crop input sales are generally higher in the spring and fall application seasons. Crop input inventories are normally accumulated leading up to each application season. Our cash collections generally occur after the application season is complete, while customer prepayments made to us are typically concentrated in December and January and inventory prepayments paid to our suppliers are typically concentrated in the period from November to January. Feed and industrial sales are more evenly distributed throughout the year.

Unaudited

In the fourth quarter of 2025, the Chief Operating Decision Maker (“CODM”) reassessed our product groupings and determined that the performance of our Purchase for Resale business should be evaluated as part of the Corporate and Others segment. It had previously been presented in our Nitrogen segment. The Purchase for Resale business focuses primarily on sales to international customers. Purchased product that remains in upstream is primarily purchases of inventory to satisfy sales contracts that we cannot fulfill with our manufactured products. The CODM concluded this change was appropriate based on the nature and strategic alignment of purchase for resale activities. Comparative amounts for the Corporate and Others and Nitrogen segments were reclassified. As a result of the reclassification, the Corporate and Others segment reflected the following increases and the Nitrogen segment reflected the corresponding decreases for the three months ended March 31, 2025.

($ millions)	Three Months Ended March 31, 2025
Sales	70
Gross Margin	4
EBITDA	3

	Three Months Ended March 31, 2026

	Downstream	Upstream and Midstream

($ millions)	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	3,640	966	884	478	78	-	6,046

– intersegment	-	75	247	69	-	(391)	-

Sales – total	3,640	1,041	1,131	547	78	(391)	6,046

Freight, transportation and distribution[1]	-	115	117	62	-	(50)	244

Net sales	3,640	926	1,014	485	78	(341)	5,802

Cost of goods sold	2,840	422	647	489	64	(306)	4,156

Gross margin	800	504	367	(4)	14	(35)	1,646

Selling expenses (recovery)	798	3	6	2	(3)	(7)	799

General and administrative expenses	44	3	4	2	111	-	164

Provincial mining taxes	-	90	-	-	-	-	90

Share-based compensation expense	-	-	-	-	116	-	116

Foreign exchange (gain) loss, net of related derivatives	(2)	-	-	-	5	-	3

Other expenses	36	26	27	7	10	8	114

Earnings (loss) before finance costs and income taxes	(76)	382	330	(15)	(225)	(36)	360

Depreciation and amortization	184	175	152	72	23	-	606

EBITDA	108	557	482	57	(202)	(36)	966

Restructuring costs (Note 3)	-	-	-	-	16	-	16

Share-based compensation expense	-	-	-	-	116	-	116

Impairment of assets recorded in other income and expenses (Note 3)	-	21	-	-	9	-	30

ARO/ERL related income for non-operating sites[2] (Note 3)	-	-	-	-	(28)	-	(28)

Foreign exchange loss, net of related derivatives	-	-	-	-	5	-	5

Adjusted EBITDA	108	578	482	57	(84)	(36)	1,105

1 Potash freight, transportation and distribution costs only apply to our North American potash sales volumes.

2 ARO/ERL refers to asset retirement obligations and accrued environmental costs.

Unaudited

	Three Months Ended March 31, 2025

	Downstream	Upstream and Midstream

($ millions)	Retail	Potash	Nitrogen[1]	Phosphate	Corporate and Others[1]	Eliminations	Consolidated

Sales – third party	3,090	766	822	338	84	-	5,100

– intersegment	-	95	182	67	-	(344)	-

Sales – total	3,090	861	1,004	405	84	(344)	5,100

Freight, transportation and distribution[2]	-	117	119	45	1	(56)	226

Net sales	3,090	744	885	360	83	(288)	4,874

Cost of goods sold	2,404	380	598	361	69	(258)	3,554

Gross margin	686	364	287	(1)	14	(30)	1,320

Selling expenses (recovery)	755	3	7	2	(3)	(7)	757

General and administrative expenses	44	2	5	2	99	-	152

Provincial mining taxes	-	68	-	-	-	-	68

Share-based compensation expense	-	-	-	-	42	-	42

Foreign exchange loss, net of related derivatives	-	-	-	-	7	-	7

Other expenses	25	2	12	6	18	5	68

Earnings (loss) before finance costs and income taxes	(138)	289	263	(11)	(149)	(28)	226

Depreciation and amortization	184	157	142	72	16	-	571

EBITDA	46	446	405	61	(133)	(28)	797

Restructuring costs (Note 3)	-	-	-	-	1	-	1

Share-based compensation expense	-	-	-	-	42	-	42

ARO/ERL related expenses for non-operating sites (Note 3)	-	-	-	-	5	-	5

Foreign exchange loss, net of related derivatives	-	-	-	-	7	-	7

Adjusted EBITDA	46	446	405	61	(78)	(28)	852

1 Comparative figures have been reclassified for our Purchase for Resale business from Nitrogen to the Corporate and Others segment.

2 Potash freight, transportation and distribution costs only apply to our North American potash sales volumes.

Unaudited

	Three Months Ended March 31
($ millions)	2026	2025

Retail sales by product line
Crop nutrients	1,483	1,194
Crop protection products	1,137	972
Seed	562	532
Services and other	175	146
Merchandise	223	189
Nutrien Financial	80	70
Nutrien Financial elimination[1]	(20)	(13)

	3,640	3,090

Potash sales by geography
Manufactured product

North America	484	434

Offshore[2]	557	426
Other potash and purchased products	-	1

	1,041	861

Nitrogen sales by product line
Manufactured product

Ammonia	167	240

Urea and ESN®	416	382

Solutions, nitrates and sulfates	416	321
Other nitrogen and purchased products[3]	132	61

	1,131	1,004

Phosphate sales by product line
Manufactured product

Fertilizer	359	249

Industrial and feed	183	151
Other phosphate and purchased products	5	5

	547	405

1 Represents elimination of the interest and service fees charged by Nutrien Financial to Retail branches.

2 Relates to Canpotex Limited (“Canpotex”) (see Note 8) and includes provisional pricing adjustments for the three months ended March 31, 2026 of $(3) million (2025 – $31 million).

3 Comparative figures have been reclassified for our Purchase for Resale business from Nitrogen to the Corporate and Others segment.

Note 3 Other expenses (income)

	Three Months Ended March 31
($ millions)	2026	2025

Restructuring costs	16	1

Earnings of equity-accounted investees	(2)	(5)

Bad debt expense	15	19

Project feasibility costs	18	15

Customer prepayment costs	19	18

Legal expenses	5	5

ARO/ERL related (income) expenses for non-operating sites	(28)	5

Impairment of assets	30	-

Other expenses	41	10

	114	68

Unaudited

Note 4 Income taxes

	Three Months Ended March 31
($ millions, except as otherwise noted)	2026	2025

Actual effective tax rate on earnings (%)	29	49

Actual effective tax rate including discrete items (%)	24	60

Discrete tax adjustments that impacted the tax rate[1]	(8)	5

1 Discrete tax adjustments arise from specific, significant or unusual events that are recognized in the period in which the event occurs, rather than being allocated across the year through the annual effective tax rate.

Note 5 Financial instruments

During the three months ended March 31, 2026, we entered into interest rate derivative contracts to manage exposure to changes in variable interest rates on certain long-term debt instruments.

The following table presents the Company’s interest rate derivatives outstanding as at March 31, 2026:

	As at March 31, 2026
($ millions, except as otherwise noted)	Notional[1]	Maturities (year)	Average fixed interest rate (%)	Fair value of assets[2]

Interest rate derivatives - 5-year	250	2026	3.6473	3

Interest rate derivatives - 10-year	350	2026	4.0774	8

1 Notional amounts represent the gross contractual amount outstanding.

2 Fair value of interest rate derivatives are based on a discounted cash flow model using observable market inputs which are classified as Level 2.

Our financial instruments carrying amounts are a reasonable approximation of their fair values, except for our long-term debt, including current portion, that has a carrying value of $9,861 million and fair value of $9,372 million as at March 31, 2026. There were no transfers between levels for financial instruments measured at fair value on a recurring basis.

Note 6 Debt

On March 3, 2026, we entered into a $69 million uncommitted revolving demand facility. As at March 31, 2026, there were no borrowings outstanding under this facility.

During the three months ended March 31, 2026, we extended the maturity of our accounts receivable purchase facility from March 6, 2026 to March 31, 2028.

Note 7 Share capital

Share repurchase programs

The following table summarizes our share repurchase activities during the periods indicated below:

	Three Months Ended March 31
($ millions, except as otherwise noted)	2026	2025

Number of common shares repurchased for cancellation	2,081,503	2,862,814

Average price per share (US dollars)	70.97	51.08

Total cost, inclusive of tax	148	149

Subsequent to March 31, 2026, as of May 5, 2026, an additional 865,577 common shares were repurchased for cancellation at a cost of $66 million and an average price per share of $73.71.

Dividends declared

We declared a dividend per share of $0.55 (2025 – $0.545) during the three months ended March 31, 2026, payable on April 16, 2026 to shareholders of record on March 31, 2026.

Unaudited

Note 8 Related party transactions

We sell potash outside Canada and the US exclusively through Canpotex. Our total revenue is recognized, at the time product is loaded for shipping, at the amount received from Canpotex representing proceeds from their sale of potash, less net costs of Canpotex. The receivable outstanding from Canpotex arose from sale transactions described above. It is unsecured and bears no interest. Any credit losses held against this receivable are expected to be negligible. Canpotex sells potash to buyers, including Nutrien, in export markets pursuant to term and spot contracts at agreed-upon prices. Purchases from Canpotex for the three months ended March 31, 2026 were $64 million (2025 – $57 million).

($ millions)	As at March 31, 2026	As at December 31, 2025

Receivables from Canpotex	293	279

Payables to Canpotex	74	63

Note 9 Accounting policies, estimates and judgments

Amendments to IFRS 9 and IFRS 7, Amendments to the Classification and Measurement of Financial Instruments

Amendments to IFRS 9 and IFRS 7, Amendments to the Classification and Measurement of Financial Instruments, were adopted effective January 1, 2026, the required adoption date. The amendments clarified the timing of recognition and derecognition of financial assets and financial liabilities. The adoption resulted in a change in the accounting policy relating to the timing of the derecognition of certain financial assets and financial liabilities, such that derecognition now occurs upon settlement.

The amendments were applied retrospectively without restatement of prior periods in accordance with the transitional provisions other than, on initial adoption, there was an adjustment of $(13) million to opening cash and cash equivalents as at January 1, 2026, which has been reflected in the condensed consolidated statement of cash flows for the three months ended March 31, 2026.